Exhibit 12.1

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor						Predecessor
(in millions)	Six months ended June 30,		Year ended December 31,			Period from September 25 though December 31, 2007	Period from January 1 though September 24, 2007	Year ended December 31,

	2011	2010	2010	2009	2008			2006
Earnings:
(Loss) income before income taxes(1)	$(629.0)	$(671.8)	$(1,345.6)	$(1,665.2)	$(4,463.5)	$(478.0)	$590.2	$1,051.4
Interest expense	904.6	899.8	1,796.6	1,796.4	1,964.9	584.7	103.6	248.0
Other adjustments	14.0	13.9	27.9	26.8	25.7	76.8	23.5	31.4

Total earnings (a)	$289.6	$241.9	$478.9	$158.0	$(2,472.9)	$183.5	$717.3	$1,330.8

Fixed charges:
Interest expense	$904.6	$899.8	$1,796.6	$1,796.4	$1,964.9	$584.7	$103.6	$248.0
Other adjustments	14.0	13.9	27.9	26.8	25.7	76.8	23.5	31.4

Total fixed charges (b)	$918.6	$913.7	$1,824.5	$1,823.2	$1,990.6	$661.5	$127.1	$279.4

Ratio of earnings to fixed charges (a/b)(2)							5.64	4.76

(1)	(Loss) income before income taxes includes equity earnings in affiliates, and excludes discontinued operations and net income attributable to noncontrolling interests. Reflecting such amounts on a cash basis would not materially impact the ratio. Includes a goodwill impairment charge of $3.2 billion recognized in 2008.
(2)	Our ratio of earnings to fixed charges is less than one-to-one for the six months ended June 30, 2011 and 2010, years ended December 31, 2010, 2009 and 2008 as well as the successor period from September 25, 2007 through December 31, 2007, respectively. The deficiencies in total earnings were $629.0 million and $671.8 million for the six months ended June 30, 2011 and 2010, respectively, $1,345.6 million, $1,665.2 million and $4,463.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $478.0 million for the successor period from September 25, 2007 through December 31, 2007.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.